Exhibit 99.1

Itamar Medical to Present at the Oppenheimer 29th Annual Healthcare Conference on March 20, 2019

CAESAREA, Israel, March 12, 2019 – Itamar Medical Ltd. (Nasdaq: ITMR) (TASE: ITMR), a medical device company that develops, manufactures and markets non-invasive diagnostic medical devices for sleep apnea with a focus on the cardiology market, announced today that Gilad Glick, Chief Executive Officer of Itamar Medical, will present at the Oppenheimer 29th Annual Healthcare Conference in New York on March 20, 2019 at 3:20 PM ET.

A live and archived webcast of the presentation will be available on the investor section of the Company’s website at: www.itamar-medical.com.

Itamar Medical’s American Depositary Shares commenced trading on Nasdaq under the ticker symbol “ITMR” on February 27, 2019.

This news release does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities of the Company in the United States or Israel. The offering of the Company’s securities (including all underlying securities thereof) has not been, nor will it be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”), any state securities laws, or Israeli securities laws and such securities may not be offered or sold within the United States, or to, or for the account or benefit of, U.S. persons, except pursuant to an effective registration statement under the 1933 Act or an applicable exemption from the U.S. registration requirements.

About Itamar Medical Ltd.

Itamar Medical is engaged in research, development, sales and marketing of non-invasive medical devices for the diagnosis of respiratory sleep disorders with a focus on the cardiology market. The Company offers a Total Sleep Solution™ to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs. Its flagship PAT-based product, the WatchPAT™ device, is a home-use diagnostic device for sleep breathing disorders. It also offers the EndoPAT™ system, an FDA-approved device to test endothelial dysfunction and to evaluate the risk of heart disease and other cardiovascular diseases. Itamar Medical is a public company traded on the Nasdaq and Tel Aviv Stock Exchanges and is based in Caesarea, Israel with U.S. Headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This press release or any webcast referenced in it may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including the Company’s latest Form 20-F which is on file with the SEC and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

212-867-1762

Eran Gabbai, Partner

Galbert-Kahana Investor Relations and Public Relations

Tel: +972-54-2467378

* The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release